Exhibit 99.1

ORRICK, HERRINGTON & SUTCLIFFE LLP
51 WEST 52ND STREET
NEW YORK, NEW YORK 10019-6142

February 27, 2015

Credit Suisse
11 Madison Avenue
New York, New York 10010

Ladies and Gentlemen:

We have acted as special tax counsel to Credit Suisse AG, a corporation incorporated under the laws of Switzerland (the “Company”), in connection with the preparation and filing of each pricing supplement or term sheet, as applicable, identified in Exhibit A attached hereto (each, a “Pricing Supplement”), to the underlying supplement and product supplement referenced therein, if applicable, to the prospectus supplement dated March 23, 2012 for the Company’s Senior Medium-Term Notes and Subordinated Medium-Term Notes relating to the prospectus dated March 23, 2012 contained in the Company’s Registration Statement (No. 333-180300-03) (the “Registration Statement”). This opinion is being furnished in accordance with the requirements of Section 601(b)(8) of Regulation S-K of the Securities Act of 1933, as amended (the “Act”).

In our opinion, the discussions under the headings “Material U.S. Federal Income Tax Considerations” in each Pricing Supplement and “Material United States Federal Income Tax Considerations” or “Material U.S. Federal Income Tax Consequences”, as applicable, in each related product supplement, subject to the conditions and limitations described therein, set forth the material U.S. federal income tax considerations applicable generally to holders of the securities offered pursuant to each Pricing Supplement as a result of the ownership and disposition of such securities.

We hereby consent to the filing of this opinion as an exhibit to the Registration Statement and to the references to us in each Pricing Supplement and related product supplement. By such consent we do not concede that we are an “expert” for the purposes of the Act.

Very truly yours,

/s/ Orrick, Herrington & Sutcliffe LLP

Exhibit A

Title of Securities	Date of Pricing Supplement	Pricing Supplement No.
1 Year 8.50% per annum Autocallable Reverse Convertible Securities due February 29, 2016 Linked to the Performance of the Common Stock of Celgene Corporation	February 24, 2015	F117
1 Year 8.00% per annum Autocallable Reverse Convertible Securities due February 29, 2016 Linked to the Performance of the Common Shares of Valeant Pharmaceuticals International, Inc.	February 24, 2015	F118
1 Year 10.50% per annum Autocallable Yield Notes due February 29, 2016 Linked to the Performance of the SPDR® S&P® Oil & Gas Exploration & Production ETF	February 24, 2015	F119
Digital Buffered Notes due August 29, 2018 Linked to the Performance of the S&P 500® Index	February 25, 2015	K481
Digital Plus Buffered Notes due March 1, 2021 Linked to the Performance of the Dow Jones Industrial AverageSM	February 25, 2015	K482

Absolute Return Barrier Securities due February 27, 2020 Linked to the Performance of the S&P 500® Index and the Russell 2000® Index	February 24, 2015	T470
Accelerated Barrier Notes due February 28, 2019 Linked to the Performance of the S&P 500® Index and the Russell 2000® Index	February 24, 2015	T471
Autocallable Securities due February 27, 2017 Linked to the Performance of the S&P 500® Index and the Russell 2000® Index	February 24, 2015	T472
Digital Plus Barrier Notes due March 1, 2021 Linked to the Performance of the S&P 500® Index	February 20, 2015	T478
Absolute Return Barrier Securities due March 1, 2021 Linked to the Performance of the Dow Jones Industrial AverageSM	February 20, 2015	T479
Accelerated Barrier Notes due March 1, 2021 Linked to the Performance of the EURO STOXX 50® Index	February 20, 2015	T480
Trigger Performance Securities Linked to the Performance of the S&P 500® Index due February 28, 2025	February 24, 2015	T481

Accelerated Return Notes due November 29, 2018 Linked to the Performance of the S&P 500® Index	February 24, 2015	T483
7.05% per annum Contingent Coupon Callable Yield Notes due February 27, 2018 Linked to the Performance of the S&P 500® Index and the Russell 2000® Index	February 20, 2015	U1174
8.35% per annum Contingent Coupon Callable Yield Notes due February 27, 2018 Linked to the Performance of the EURO STOXX 50® Index and the Russell 2000® Index	February 20, 2015	U1175
Step-Up Contingent Coupon Callable Yield Notes due February 27, 2030 Linked to the Performance of the S&P 500® Index	February 24, 2015	U1176
7.10% 7.5 Year Callable Daily Range Accrual Securities due August 29, 2022 Linked to the Performance of the Russell 2000® Index	February 24, 2015	U1177
Fixed to Floating Rate Securities due 2030 Callable Leveraged CMS Curve and Russell 2000® Index Linked Securities With the Payment at Maturity Subject to the Barrier Level Feature Linked to the	February 24, 2015	Amendment No. 1 to U1179

Russell 2000® Index
7.30% per annum Contingent Coupon Autocallable Yield Notes due February 27, 2025 Linked to the Performance of the S&P 500® Index and the Russell 2000® Index	February 24, 2015	U1180
8.15% per annum Contingent Coupon Callable Yield Notes due February 27, 2025 Linked to the Performance of the EURO STOXX 50® Index and the Russell 2000® Index	February 24, 2015	U1183
Trigger Phoenix Autocallable Optimization Securities Linked to the least performing underlying between the S&P 500® Index and the EURO STOXX 50® Index due on February 28, 2025	February 25, 2015	U1185
7.25% per annum Contingent Coupon Callable Yield Notes due February 27, 2018 Linked to the Performance of the S&P 500® Index and the Russell 2000® Index	February 24, 2015	U1187
Trigger Phoenix Callable Optimization Securities Linked to the least performing underlying between the EURO STOXX	February 25, 2015	U1191

50® Index, the Russell 2000® Index and the S&P 500® Index due on February 27, 2020